Exhibit 99.2

Management’s Discussion and Analysis

Three and nine months ended September 30, 2025

Amounts in United States dollars

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

TABLE OF CONTENTS

I.	OVERVIEW		3

II.	SUMMARY		4

	Q3 2025 SUMMARY		4

III.	DISCUSSION OF OPERATIONS		8

	A.	MUSSELWHITE MINE, CANADA	8

	B.	CAMINO ROJO, MEXICO	12

	C.	SOUTH RAILROAD PROJECT (SOUTH CARLIN COMPLEX), NEVADA, USA	15

	D.	OTHER PROJECTS - CERRO QUEMA PROJECT, PANAMA	16

IV.	NON-GAAP MEASURES		18

V.	SUMMARY OF QUARTERLY RESULTS		22

VI.	THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025		24

VII.	LIQUIDITY		27

VIII.	RELATED PARTY TRANSACTIONS		28

IX.	CAPITAL RESOURCES		29

X.	OUTSTANDING SHARE DATA		29

XI.	OFF-BALANCE SHEET ARRANGEMENTS		30

XII.	PROPOSED TRANSACTIONS		30

XIII.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION		30

XIV.	CRITICAL ACCOUNTING ESTIMATES		30

XV.	FINANCIAL INSTRUMENTS		32

XVI.	INTERNAL CONTROL OVER FINANCIAL REPORTING		32

XVII.	CAUTIONARY NOTES		33

XVIII.	RISKS AND UNCERTAINTIES		35

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

I.	OVERVIEW

Orla Mining Ltd. (“Orla” or the “Company”) is a mineral exploration, development, and production company listed on the Toronto Stock Exchange (“TSX”) under the symbol “OLA” and on the NYSE American under “ORLA.”

Orla’s strategy is to acquire, explore, develop, and operate mineral properties where the Company’s technical and operational expertise can substantially increase stakeholder value.

The Company owns three material gold projects within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”):

•	Camino Rojo, located in Zacatecas State, Mexico, consisting of the Camino Rojo oxide open-pit mine (the “Camino Rojo Oxide Mine”) and the Camino Rojo sulphides underground project (“Camino Rojo Sulphides”);

•	Musselwhite Mine, located in Ontario, Canada, an underground operation acquired on February 28, 2025; and

•	South Railroad Project, located in Nevada, United States, an oxide open-pit project within the Company’s South Carlin Complex along the Carlin trend.

This Management’s Discussion and Analysis (“MD&A”) discusses the financial condition and results of operations of the Company for the three- and nine-month period ended September 30, 2025. It should be read in conjunction with the Company’s unaudited interim consolidated financial statements for that period, and the related notes, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Additional information about Orla Mining Ltd., including its most recent annual consolidated financial statements, its annual information form for the year ended December 31, 2024 (the “Annual Information Form”), and prior MD&A filings, is available on SEDAR+ (www.sedarplus.ca), on the U.S. SEC EDGAR system (www.sec.gov), and on www.orlamining.com.

This MD&A is current as of November 11, 2025.

J. Andrew Cormier, P.Eng., Chief Operating Officer of the Company, is a “Qualified Person” under NI 43-101 and has reviewed and approved the scientific and technical information contained herein.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

II.	SUMMARY

Q3 2025 SUMMARY

•	Third quarter gold production of 79,645 ounces and total quarterly gold sold of 78,857 ounces, generating $275.0 million in revenue.

•	Third quarter all-in sustaining cost[1] (“AISC”) was $1,641 per ounce of gold sold. Year to date AISC was $1,420 per ounce of gold sold.

•	Net income for the third quarter was $49.3 million or $0.15 per share

•	Adjusted earnings[1] for the third quarter were $73.0 million or $0.22 per share.

•	Cash flow from operating activities before changes in non-cash working capital during the third quarter was $113.1 million.

•	Exploration and project expenditure[1] was $38.8 million during the quarter, of which $12.8 million was expensed and $26.0 million was capitalized.

•	Musselwhite initial exploration results confirm a potential two-kilometre extension of the mine’s main gold trend indicating substantial potential to extend mine life and increase production from one of Canada’s longest-operating gold mines.

•	The Company experienced a pit wall event at Camino Rojo on July 23 resulting in a temporary operational pause and mining resequencing. As a result, the Company updated its annual consolidated guidance to 265,000 to 285,000 ounces of gold production and AISC of $1,350 to $1,550 per ounces of gold sold. Orla is currently on track to achieve the revised production and cost guidance.

•	The Company ended the period with $326.9 million in cash and $420.0 million in debt, resulting in $93.1 million in net debt[1] and $356.9 million in liquidity[1].

Key developments during the quarter included:

•	Safety first: The Camino Rojo pit-wall material movement on July 23, 2025, occurred along the temporary north wall of the open pit following significant rainfall. There were no injuries, environmental impacts, or equipment damage. Pit-wall monitoring systems detected the movement early and ensured a controlled response. Mining in the pit was paused pending geotechnical assessment.

•	Stabilization plan and guidance update: Following completion of independent geotechnical reviews, Orla implemented a 50–80 metre north-wall pushback with redesigned slopes and continuous monitoring at Camino Rojo. Approximately 9 million tonnes of predominantly oxidized material are expected to be mined, crushed, and stacked on the heap-leach pad during stabilization. No ore was lost or sterilized.

On August 5, 2025, the Company updated its 2025 production guidance to 265,000 – 285,000 ounces of gold, with AISC of $1,350–$1,550 per ounce of gold produced.

1 Non-GAAP measure. Refer to “Non-GAAP Measures” of this MD&A for a reconciliation of this measure to our financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

•	Continued production through stockpiles: While in-pit mining was temporarily paused, Orla maintained production by crushing and stacking stockpiled and run-of-mine material. This mitigated short-term production impacts and preserved processing continuity.

•	Technical report filed: On July 17, 2025, Orla filed an updated NI 43-101 Technical Report for Camino Rojo, incorporating an initial underground Mineral Resource estimate extending into the underlying Zone 22 sulphide zone. A 15,000-metre drilling program is substantially complete, and engineering and metallurgical studies are underway to support a planned Preliminary Economic Assessment (“PEA”) in 2026.

•	Operations at Musselwhite: Integration of the Musselwhite Mine continued smoothly through the quarter. The operation maintained steady underground development and strong safety performance. Refer to the tables below for detailed production metrics for Q3 2025. Integration activities are expected to be completed by the end of the 2025 calendar year.

•	Advancement at South Railroad: During the quarter, the Bureau of Land Management (“BLM”) published the Notice of Intent for the South Railroad project in the Federal Register, thereby initiating the formal Environmental Impact Statement (“EIS”) process under National Environmental Policy Act (NEPA). Permitting, engineering, and optimization work continued in support of project development. An updated feasibility study is expected to be released in the fourth quarter of 2025.

•	Sustainability and community engagement: Orla continued active engagement with local communities near Camino Rojo and Musselwhite. At South Railroad, the team participated in BLM-led meetings as part of the public scoping period of the permitting process. Monitoring confirmed no environmental impact from the July pit-wall event at Camino Rojo, and engagement with CONAGUA continued regarding water management and diversion channel restoration as part of the stabilization plan.

Q3 reinforced Orla’s ability to manage operational challenges with a disciplined, safety-first culture and technical rigour while advancing long-term value through continued exploration and integration.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

Consolidated Operating and Financial Results		Q3 2025	Q3 2024	YTD 2025	YTD 2024
Gold production	ounces	79,645	43,788	205,215	110,217
Gold sold	ounces	78,858	38,265	204,124	105,186
Average realized gold price [1]	per ounce	$3,417	$2,477	$3,239	$2,301
Cost of sales – operating cost	million	$91.3	$20.5	$225.1	$57.1
Cash cost per ounce [1,2]	per ounce	$1,200	$482	$1,046	$516
All-in sustaining cost per ounce [1,2]	per ounce	$1,641	$720	$1,420	$798

Revenue	million	$275.0	$99.3	$679.4	$251.2
Net income	million	$49.3	$21.1	$27.7	$62.9
Earnings per share – basic	$/share	$0.15	$0.07	$0.09	$0.20

Adjusted earnings [1]	million	$73.0	$19.2	$175.8	$59.1
Adjusted earnings per share - basic [1]	$/share	$0.22	$0.06	$0.54	$0.19

Cash flow from operating activities before changes in non-cash working capital	million	$113.1	$52.0	$617.0	$126.9

Free cash flow [1]	million	$93.1	$45.3	$(246.8)	$113.3

Cash flow from operating activities before changes in non-cash working capital for the nine months ended September 30, 2025, includes the proceeds received from the gold prepay facility of $360.8 million. Similarly, free cash flow for the nine months ended September 30, 2025, includes $794.1 million of cash paid for the acquisition of the Musselwhite mine on February 28, 2025.

Financial position		September 30 2025	June 30 2025	Dec 31 2024
Cash and cash equivalents	million	$326.9	$215.4	$160.8
Net cash (net debt) [1]	million	$(93.1)	$(204.6)	$160.8
Liquidity[1]	million	$356.9	$245.4	$310.8

1 Non-GAAP measure. Refer to “Non-GAAP Measures” of this MD&A for a reconciliation of this measure to our financial statements.

2 Musselwhite Mine was acquired on February 28, 2025. Cash cost per ounce and AISC per ounce presented above do not include the operations of Musselwhite Mine for the period March 1, 2025, to March 31, 2025. Refer to “Non-GAAP Measures” for further discussion.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

Operating and Financial Results		Q3 2025	Q3 2024	YTD 2025	YTD 2024
Gold production
Camino Rojo	ounces	22,059	43,788	77,177	110,217
Musselwhite	ounces	57,586	N/A	128,038	N/A
Total	ounces	79,645	43,788	205,215	110,217

Gold sold
Camino Rojo	ounces	21,961	38,265	79,064	105,186
Musselwhite	ounces	56,897	N/A	125,060	N/A
Total	ounces	78,858	38,265	204,124	105,186

Cost of sales – operating cost
Camino Rojo	$000	$21,594	$20,509	$64,177	$57,142
Musselwhite	$000	69,690	N/A	160,958	N/A
Total	$000	$91,284	$20,509	$225,135	$57,142

Cash cost per ounce [1]
Camino Rojo	per ounce	$853	$482	$688	$516
Musselwhite [2]	per ounce	$1,335	N/A	$1,305	N/A
Consolidated [2]	per ounce	$1,200	482	$1,046	516

All in sustaining cost per ounce sold [1]
Camino Rojo	per ounce	$1,078	$596	$773	$657
Musselwhite [2]	per ounce	$1,697	N/A	$1,681	N/A
Consolidated [3]	per ounce	$1,641	$720	$1,420	$798

Capital expenditures
Camino Rojo	$000	$6,738	$7,769	$12,952	$24,117
Musselwhite	$000	$26,905	N/A	$56,164	N/A

1 Non-GAAP measure. Refer to “Non-GAAP Measures” of this MD&A for a reconciliation of this measure to our financial statements.

2 Musselwhite Mine was acquired on February 28, 2025. Cash cost per ounce and AISC per ounce presented above do not include the operations of Musselwhite Mine for the period March 1, 2025, to March 31, 2025. Refer to “Non-GAAP Measures” for further discussion.

3 Includes corporate administrative costs not allocated to any specific mining operation.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

III.	DISCUSSION OF OPERATIONS

A.	MUSSELWHITE MINE, CANADA

Musselwhite is a Canadian mining operation which has produced over 6 million oz of gold since it began operating in 1997. It is a fly-in-fly-out underground mining operation located in northwestern Ontario, Canada, with mining taking place from two main zones via longitudinal retreat and transverse stoping, conveyed to surface by an internal winze and conveyor. Ore processing occurs via two-stage crushing, grinding, leach/cyanide-in-pulp (“CIP”), and finally, doré with annual throughput capacity of 1.5 Mtpa. Gold recovery rates have been approximately 96%.

On February 28, 2025, Orla acquired the Musselwhite Mine from Newmont Corporation for upfront cash consideration of $810 million and gold price-linked contingent consideration of $40 million.

Refer to the Company’s Annual Information Form for historical context and background. Refer to our unaudited condensed interim consolidated financial statements as at September 30, 2025, for specific details of the consideration paid.

MUSSELWHITE OPERATIONAL UPDATE

Orla completed the Musselwhite transaction on February 28, 2025. Therefore, the following discussion relates only to activity which took place after March 1, 2025.

Musselwhite Mine Operating Highlights		Q3 2025	YTD 2025[1]
Total ore mined	tonnes	325,923	736,689
Total ore milled	tonnes	329,634	728,489
Average ore grade milled	g/t	5.87	5.68
Average mill recovery rate	percent	95.32%	95.84%
Gold ounces produced	ounces	57,586	128,038
Gold ounces sold	ounces	56,897	125,060

Revenue	$ 000’s	$193,460	$409,838
Cost of sales	$ 000’s	$69,690	$160,958
DD&A	$ 000’s	$36,476	$75,938
Royalties	$ 000’s	$6,476	$10,634
Sustaining capital expenditures	$ 000’s	$18,275	$44,745
Non-sustaining capital expenditures	$ 000’s	$8,630	$11,419

Cash cost per ounce sold [2]	per ounce	$1,335	$1,305
All-in sustaining cost per ounce sold [2]	per ounce	$1,697	$1,681

1 Year-to-date figures for Musselwhite are from March 1, 2025 onward, as the acquisition was completed on February 28, 2025.

2 Musselwhite Mine was acquired on February 28, 2025. Cash cost per ounce and AISC per ounce presented above do not include the operations of Musselwhite Mine for the period March 1, 2025, to March 31, 2025. Refer to “Non-GAAP Measures” for further discussion.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

Tonnes mined at Musselwhite Mine continued to improve in the third quarter, with two double-stacked stopes being in full production at the end of the period. In addition, the triple-stack stope in the Redwings area, commissioned in September, will continue contributing to increased ore delivery through the remainder of the year.

The Musselwhite Mine continued to perform steadily through the third quarter as the site advanced integration into Orla’s corporate systems and technical standards. Mine development, underground drilling, and ventilation-upgrade projects all progressed during the period. Integration activities are expected to be completed by the end of the fourth quarter 2025.

Operating Costs

Mining costs for the quarter averaged above plan as there was greater lateral development allocated to operations.

Processing costs were slightly higher than plan early in the quarter, owing to contractor maintenance and crusher-system work, then returned to plan in September.

General and administrative (“G&A”) costs remained broadly consistent with expectations but reflected transitional spending related to IT separation from Newmont and site services.

Capital Expenditures

Sustaining capital spending was below plan each month due to timing of development metres and contractor availability. Several projects —including additional dry space, generator and data-centre upgrade, and truck lease timing—were deferred to later periods.

Lateral development metres in the quarter totalled 2,738 metres. Lateral development allows access to mining horizons for existing reserves and provides additional drill platforms to support the underground exploration drill program to grow reserves, resources, and mineral inventories.

Sustaining capital during the second quarter totalled $18.3 million, the majority of which related to underground development and the PQ Deep Extension.

Integration and Outlook

The transition from Newmont systems to Orla’s platform progressed well through the quarter, with finance, human resources, procurement, and maintenance modules largely implemented.

Ventilation upgrades and underground infrastructure projects remain on track for completion in early 2026.

The Company continues to expect steady production and cost performance in line with revised guidance and anticipates capital timing to normalize as contractor resources stabilize in Q4 2025.

GEOLOGY AND EXPLORATION STRATEGY

Musselwhite has a strong history of gold production, supported by consistent resource and reserve replacement and growth. Gold mineralization is primarily hosted within folded banded iron formations (“BIF”), characterized by close associations with pyrrhotite, quartz-carbonate veining, and quartz flooding.

Orla’s exploration strategy aims to replace reserves and grow resources through sustained exploration investment. The 2025 program is focused on defining the extent and continuity of mineralization across priority zones, particularly along the Mine Trend extension, with the objective of establishing sufficient geological confidence to consider opportunities that increase annual gold production. Orla also intends to outline a long-term plan to explore the broader mine lease area and regional claims, recognizing strong potential for additional BIF-hosted and orogenic gold mineralization.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

EXPLORATION PROGRAM UPDATE

The 2025 exploration program at Musselwhite is focused on defining the extent and continuity of mineralization across priority zones, particularly along the Mine Trend extension, and to define reserves, resources, and inventory to support production and extend the mine life. Following Orla’s acquisition of Musselwhite in February 2025, the Company launched an aggressive two-year exploration program designed to accomplish the following:

1.	Test Mine Trend Extensions: Deep directional surface drilling to test the down-plunge extension of the Mine Trend one kilometre beyond historical surface drilling (11,000 metres).

2.	Replace and Expand Underground Resources: Underground drilling for reserve, resource, and inventory definition to support production and growth (38,000 metres).

3.	Identify Satellite Deposits: Near-mine surface drilling to evaluate targets for potential shallow open-pit satellite deposits within a 10 km-radius of the mill (6,500 metres).

Orla’s 2025 deep directional drilling program at Musselwhite is off to an exceptional start. Drilling has intersected high-grade gold mineralization 1.6 kilometres along strike from current operations, including 4.1 metres grading 15.1 g/t gold with visible gold observed. Importantly, favourable geology extends a further 400 metres, highlighting strong potential to expand the mineralized corridor and significantly extend mine life and future production.

Launched in late May, the program is targeting the northwest extension of the Mine Trend within a well-developed iron formation. Three rigs are currently active, with 8,000 metres of the planned 11,000 metres now complete. Results have been released from the first four holes of an approximately 30-hole program, and early indications are highly encouraging.

Each mother hole supports two drill sections, spaced 200 and 400 metres apart this year, moving to consistent 200-metre spacing in 2026. Each section includes at least five daughter holes with 50-metre vertical separations, designed to systematically test mineralization 1,200 to 2,000 metres beyond the current resource boundary.

These early successes reinforce Musselwhite’s exceptional exploration upside and mark an exciting step forward in unlocking the next phase of growth for the operation.

Remaining 2025 Program: Includes additional daughter holes from existing mother holes are expected to reach target zones by year-end, with assay results anticipated in the fourth quarter 2025 and the first quarter 2026.

2026 Planning: The program is expected to include infill drilling at 200-metre spacing to establish high-confidence inventory and test potential extensions up to three kilometres from current resources.

Resource Growth: With greater confidence in expansion potential, Musselwhite will be positioned to pursue opportunities that increase throughput, enhance gold production, and extend mine life significantly beyond current projections.

The near-mine surface drilling program returned encouraging shallow gold mineralization intercepts from several near-mine targets, and the underground exploration drilling program intersected high-grade gold mineralization in multiple zones, including Lynx and Redwings. The underground and deep directional drill programs will continue through year-end, while the near-mine surface program was completed in October.

Initial results are outlined in our press release dated October 6, 2025, “Orla Mining Discovers Potential Two-Kilometre Extension at Musselwhite”.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

SUSTAINABILITY

In August, members of the Sustainability & External Relations, Human Resources and Orla corporate team visited North Caribou Lake First Nation, and in September mine employees volunteered at a cultural awareness project that is aimed to make Thunder Bay more inclusive and welcoming for Indigenous students from other communities.

During Q3, Orla launched its signature leadership program (“LEAD") at Musselwhite with the execution of Leadership Foundations workshops, a two-day program where team leaders are introduced to Orla’s Leadership Program. A total of 32 leaders were trained, accounting to 512 hours of social training.

At the end of Q3 2025, 38% of direct employees were local, with an 88% male and 12% female representation. 14% self-identified as Indigenous.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

B.	CAMINO ROJO, MEXICO

Camino Rojo Operating Summary		Q3 2025	Q3 2024	YTD 2025	YTD 2024
Mining
Total ore mined	tonnes	707,524	1,942,269	4,535,504	5,790,782
Ore - processed	tonnes	664,667	1,738,142	3,986,130	5,248,779
Low grade ore – stockpiled	tonnes	42,856	204,127	549,373	542,003
Waste mined	tonnes	2,365,615	2,840,117	7,739,580	5,764,628
Total mined	tonnes	3,073,139	4,782,386	12,275,084	11,555,410
Strip ratio	w:o	3.34	1.46	1.71	1.00
Total ore mined gold grade	g/t	0.61	0.88	0.68	0.84
Ore – processed	g/t	0.62	0.95	0.73	0.90
Low grade ore – stockpiled	g/t	0.36	0.30	0.32	0.31
Processing
Ore crushed	tonnes	1,783,807	1,805,535	5,155,857	5,443,305
Ore stacked	tonnes	2,793,951	1,786,175	7,075,366	5,504,158
Stacked ore gold grade	g/t	0.40	0.93	0.55	0.87
Gold produced	oz	22,059	43,788	77,177	110,217
Daily stacking rate – average	tpd	18,934	18,434	18,680	19,246

Revenue	$000’s	$81,513	$99,307	$269,552	$251,155
Cost of sales – operating costs	$000’s	$21,594	$20,509	$64,177	$57,142
DD&A	$000’s	$7,033	$11,597	$25,129	$29,971
Royalties	$000’s	$2,423	$2,466	$8,010	$6,232
Sustaining capital expenditures	$000’s	$4,568	$4,060	$5,537	$13,970
Non-sustaining capital expenditures	$000’s	$2,170	$3,709	$7,415	$10,147

Cash cost per ounce [1]	per ounce	$853	$482	$688	$516
All-in sustaining cost per ounce [1]	per ounce	$1,078	$596	$773	$657

		Sept 30, 2025	Sept 30, 2024
Total ROM ore stockpile	tonnes	585,770	2,793,616
ROM ore stockpile grade	g/t	0.34	0.33

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

CAMINO ROJO OPERATIONAL UPDATE

The Camino Rojo Oxide Gold Mine produced 22,059 ounces of gold in the third quarter of 2025, in line with plan.

On July 23, Camino Rojo experienced an uncontrolled material movement on the north wall, resulting in no injuries or equipment damage. Work has started on the action plan, including a 50–80 metre pushback of the north wall with a redesigned slope and continuous monitoring. Approximately 9.0 million tonnes of predominantly oxidized material (strip ratio 1:0.9, average grade 0.74 g/t Au) is planned to be removed and stacked on the heap leach. No material was lost or sterilized; the update to 2025 guidance reflects a deferral of production based on grade and recovery mix.

During the quarter, Camino Rojo mined over 0.7 million tonnes of ore and nearly 2.4 million tonnes of waste, for an implied strip ratio of 3.34. This higher strip ratio is a result of the pit wall event that occurred during the quarter. As stabilization activities began, many tonnes of overburden material were removed and categorized as waste material which resulted in a higher-than-normal strip ratio.

A total of 1.7 million tonnes of ore were stacked at an average grade of 0.44 g/t gold equating to an average daily stacking rate of about 18.9 thousand tonnes. The majority of these tonnes came from the low-grade stockpile while mining activities were paused temporarily following the pit wall event in late July. In addition, 1.1 million tonnes of run-of-mine low-grade ore from the stockpile were rehandled and placed on the leach pad, averaging 0.32 g/t gold. In total, 2.8 million tonnes of ore at an average grade of 0.40 g/t gold were placed on the heap leach pad during the quarter. Gold sold during the quarter totaled 21,961 ounces and sustaining capital during the third quarter of 2025 totaled $4.6 million.

Operating Costs and Variances

Mining costs were on plan in July. August costs were lower than planned due to reduced mined tonnes during the suspension, and September returned to plan as limited pushback and preparation work commenced.

Processing costs were elevated as the site continued to crush and stack stockpiled low-grade ore to maintain leach-pad performance. The increase was driven by unbudgeted re-handling of run-of-mine material, additional contractor work on crusher repairs, and higher reagent, fuel, and electricity consumption.

General and administrative (“G&A”) costs reflected temporary items related to labour negotiations and increased camp service costs. During the quarter, we included a one-time accrual of $0.7 million for ongoing union negotiations. Other G&A costs remained at or near plan.

ENVIRONMENTAL AND PERMITTING

Environmental and permitting activities were ongoing through the quarter. On July 18, 2025, the Company received a detailed information request from SEMARNAT (Secretaría de Medio Ambiente y Recursos Naturales, Mexico’s Ministry of Environment and Natural Resources) and promptly launched an action plan to address these requests in a timely manner. A progress meeting was held with DGIRA (Dirección General de Impacto y Riesgo Ambiental, the General Directorate of Environmental Impact and Risk of SEMARNAT) in August and the updated submission was filed with SEMARNAT in October 2025. The environmental agency has until the end of January 2026 to complete its assessment and provide a response to the updated submission. The Company continues to engage with federal agencies, including the environmental agency, to optimize the submission approval timeline.

COMMUNITIES, WORKFORCE, AND LABOUR RELATIONS

Community relations remained positive, with no community incidents recorded in July, August, or September.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

The third quarter marked the beginning of the implementation of the Pro-ABC Project (Water, Biodiversity, and Climate), a multistakeholder and multi-year project in collaboration with the NGO Organización Vida Silvestre A.C. (OVIS), with the aim to promote fauna and flora conservation, water and environmental stewardship as well as sustainable land-based livelihoods.

•	Scholarships and social-responsibility payments were made to local ejidos in the third quarter.

•	Temporary Occupation Agreements were renewed with Ejido El Berrendo and Ejido San Francisco. Renewal of the San Francisco Social Responsibility Agreement is expected to conclude in Q4.

•	Camino Rojo’s workforce averaged approximately 309 employees, 56% local and 44% unionized, with gender representation stable at 70% male and 30% female.

Collective Bargaining Agreement (“CBA”) negotiations with the union progressed throughout the quarter. On November 4, 2025, employees at the Camino Rojo Mine approved the recently negotiated CBA, reinforcing a constructive labour relationship with our workforce and operational continuity.

EXPLORATION

CAMINO ROJO UNDERGROUND

An updated technical report prepared in accordance with NI 43-101 was filed on July 17, 2025, and is available on the Company’s website and on SEDAR+ and EDGAR.

CAMINO ROJO EXTENSION (ZONE 22)

In June 2025, Orla completed an initial resource estimate for the upper part of Zone 22, as part of the first underground resource estimate for the Camino sulphide zone. In late July Orla completed a 15,000 m infill drilling program focused on the upper part of Zone 22, with the objective to continue upgrading and growing the initial resource. Based on the positive results, an additional 5,000 metres were allocated to the infill program. (Refer to our press release dated August 7, 2025 “Orla Mining Reports New Drill Results from Zone 22 at Camino Rojo”).

During the third quarter of 2025, two drill rigs completed 4,938 metres of drilling, bringing the year-to-date total to 18,835 metres. We expect to complete the infill program in the fourth quarter, with the results being used to support an updated underground resource estimate. This updated estimate will form the basis for the planned 2026 Preliminary Economic Assessment (“PEA”).

REGIONAL

The regional program continued with one active drill during Q3 completing 1,443 metres across two targets (Lago Azul and Majoma), for a total of 3,166 metres drilled year to date. The 5,000 metre program is expected to be completed in Q4.

REGULATORY MATTERS

As part of addressing labour practices at the Company’s Camino Rojo mine in Mexico, the Company is reviewing potential criminal activity involving the mine. The Company’s review is ongoing, with the involvement of external counsel, and additional information could become known to it in the future. The Company has voluntarily notified the Office of the Attorney General in Mexico, the Royal Canadian Mounted Police in Canada, and the Department of Justice in the United States and is cooperating with these authorities. Other governmental agencies could become involved in the future.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

The Company cannot anticipate the timing, outcome or impact of these matters. If violations of applicable laws and regulations are identified, it could result in legal claims, civil and criminal penalties, or reputational damage that could have a material adverse effect on the Company’s business, financial condition, operations and results of operations.

The Company is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that complies with applicable laws, its Code of Business Conduct and Ethics and other applicable internal policies.

C.	SOUTH RAILROAD PROJECT (SOUTH CARLIN COMPLEX), NEVADA, USA

The South Railroad Project is located along the Pinon mountain range, approximately 24 kilometers south-southeast of Carlin, Nevada, in the Railroad mining district. South Railroad is part of the Company’s South Carlin Complex, a prospective 25,000-hectare land package. Refer to the Annual Information Form for historical context and project background.

The South Railroad Project advanced meaningfully through the third quarter of 2025 as Orla continued to de-risk and advance this feasibility-stage, open-pit heap-leach gold project. Activities during the quarter centred on major permitting milestones, engineering and design progress, and continued community engagement.

PERMITTING

The South Railroad Project, situated on federal land, is currently advancing under the guidance of the US Bureau of Land Management (“BLM”) in accordance with the National Environmental Policy Act (“NEPA”) for permitting. The third quarter of 2025 marked a significant milestone with the U.S. Bureau of Land Management (“BLM”) publishing the Notice of Intent (“NOI”) in the Federal Register on August 13, 2025, thereby initiating the formal Environmental Impact Statement (“EIS”) process under NEPA. Public scoping meetings were held in early September, with no substantive comments requiring new baseline studies or alternative-development scenarios. We are targeting a Record of Decision (the final permitting decision) in Q2 2026. Following this approval, construction on the South Railroad Project would commence, with first gold production targeted for 2028. The BLM is consulting with the U.S. Fish and Wildlife Service (“USFWS”) for Section 7 of the Endangered Species Act. A Biological Assessment has been prepared and shared with the USFWS for pre-consultation technical assistance prior to the formal consultation process.

The South Railroad Project is currently advancing as a FAST-41 Covered Project in accordance with the NEPA for permitting. In November, South Railroad transitioned from participation under the FAST-41 transparency process to full coverage as a FAST-41 project. FAST-41 coverage provides tools to support efficient review, reduce uncertainty, and help ensure the project meets the highest standards of environmental stewardship and regulatory compliance.

The U.S. Army Corps of Engineers (“ACOE”) 404 permit application—covering wetland and surface-disturbance impacts—was submitted in August and deemed administratively complete. The associated public-comment period closed on September 25, 2025 without significant issues. The ACOE’s review of the compensatory-mitigation plan is now underway, and final permit issuance is expected in line with the BLM’s Record of Decision.

The United States federal government shutdown which began on October 1, 2025, has affected agency availability. The BLM continues to advance its NEPA review under its cost-recovery authority, and the ACOE remains active but faces potential funding limitations. The USFWS has not been available to participate during the shutdown.

At the State level, we have received Class I and II Air Operating Permits. The Company’s water-related applications continue to be reviewed and processed by the Nevada Division of Water Resources (“DWR”). Applications have been submitted for the Water Pollution Control Permit and the National Pollutant Discharge Elimination System (“NPDES”) discharge permit.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

During the quarter, Orla continued working with local ranchers to meet the sage grouse mitigation requirements under Nevada's Sagebrush Ecosystem Program.

No material environmental incidents occurred during the period.

PROJECT CONSTRUCTION

DETAILED DESIGN WORK

Basic and detailed engineering will proceed in 2025 and 2026 to align with construction following the Record of Decision. Long-lead equipment will be identified, with purchase orders potentially beginning as early as late 2025. Detailed engineering advanced across all major disciplines during the quarter. The team completed cost and schedule reconciliations, finalized mine-plan updates and equipment trade-off analyses, and advanced the Water Treatment Plant design to Issued-for-Construction status in support of the National Pollutant Discharge Elimination System (“NPDES”) permit. Site-geotechnical assessments and field work were completed, while heap-leach stacking plans, metal-recovery models, and access-road studies were refined. Stormwater and dewatering design work also progressed in parallel with permitting activities.

Together, these deliverables substantially advanced the definitive feasibility study which is expected to be completed during the fourth quarter of 2025 and is expected to position the project for a potential construction-decision readiness in 2026.

EXPLORATION

The South Carlin Complex presents strong potential for discovering additional Carlin-type, low sulfidation gold mineralization and polymetallic skarn deposits beyond the defined resources and reserves at the Pinion and Dark Star deposits. Refer to Orla’s February 25, 2025 press release for additional background on exploration (“Orla Mining Intersects High Grade Oxide Gold at South Carlin Complex and Advances Permitting for South Railroad Project in Nevada”).

During Q3, four active rigs drilled 7,232 metres, primarily focused on testing potential extensions of the Dark Star, Jasperoid Wash, and Pony Creek (south area) deposits. The 18,000 m drilling program is expected to be completed in Q4.

D.	OTHER PROJECTS - CERRO QUEMA PROJECT, PANAMA

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of Southwestern Panama, about 45 km southwest of the city of Chitre.

In July 2024, the Company filed a Request for Arbitration with the Government of Panama under the Free Trade Agreement between Canada and Panama (the “FTA”). The Request for Arbitration asserted that measures taken by Panama, including the passage of Law 407 and the retroactive cancellation of the Company’s concessions, constituted violations of Panama’s legal obligations under the FTA and customary international law.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

The arbitration will be facilitated and administered by the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, DC, under its Arbitration Rules. A tribunal for the arbitration (the “Tribunal”) has been constituted and the Company filed its written submissions (referred to as its Memorial on Liability and Quantum) at the end of March 2025. This filing included a claim for damages of approximately US$400 million, plus pre-award and post-award interest.

On May 12, 2025, Panama submitted a bifurcation request, asking the Tribunal to rule on certain procedural matters prior to considering the merits of the Company’s claims. The Company has filed its response to Panama’s request for bifurcation and a hearing is schedule for December 2025. The Tribunal has stayed the arbitration proceedings on the merits pending the resolution of Panama’s bifurcation request.

In addition, on July 24, 2025, the Company filed a proposal for disqualification of one of the Tribunal arbitrators pursuant to the ICSID Rules. The Company’s proposal was considered by the two remaining Tribunal members and was denied.

Although the Company intends to vigorously pursue these legal remedies, the Company’s preference is a constructive resolution with the Government of Panama that results in a positive outcome for all stakeholders.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

IV.	NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (“GAAP”). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Revenue	$274,973	$99,307	$679,390	$251,155
Silver sales	(5,522)	(4,516)	(18,262)	(9,082)
Gold sales	269,451	94,791	661,128	242,073
Ounces of gold sold	78,857	38,265	204,124	105,186
AVERAGE REALIZED GOLD PRICE	$3,417	$2,477	$3,239	$2,301

During Q3 2025, Orla delivered 12,074 gold ounces (YTD 2025 – 28,172 gold ounces) under the gold pre-payment arrangements. These ounces we recognized at an average gold price of $2,912 per ounce (YTD 2025 - $2,893 per ounce) and are reflected in the totals above.

NET CASH (NET DEBT)

Net cash (net debt) is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period. This measure is used by management to measure the Company’s debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate the Company’s leverage and is also a key metric in determining the cost of debt.

	September 30, 2025	June 30, 2025	December 31, 2024
Cash and cash equivalents	$326,920	$215,448	$160,849
Less: Long term debt	(420,000)	(420,000)	—
NET CASH (NET DEBT)	$(93,080)	$(204,552)	$160,849

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

LIQUIDITY

Liquidity is defined as cash and cash equivalents plus undrawn amounts available under the Company’s credit facilities, and is a measure of the Company’s financial flexibility and ability to meet its obligations as they come due. This measure provides a more comprehensive view of funds readily available to support operations, capital expenditures, and other commitments than cash alone. We believe Liquidity is useful to investors as it reflects the Company’s total available sources of funding without the need to raise additional external capital.

	September 30, 2025	June 30, 2025	December 31, 2024
Cash	$326,920	$215,448	$160,849
Undrawn amounts on credit facilities	30,000	30,000	150,000
LIQUIDITY	$356,920	$245,448	$310,849

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to market participants because they are important indicators of the strength of our operations and the performance of our core business.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net income for the period	$49,273	$21,144	$27,653	$62,894
Change in fair values of financial instruments	16,740	—	100,465	—
Unrealized foreign exchange	(331)	(2,074)	4,401	(4,505)
One-time Musselwhite acquisition costs	73	—	11,987	—
Increased costs from inventory fair value adjustment	—	—	10,513	—
Share based compensation related to PSUs	(62)	42	2,566	333
Accretion of deferred revenue	7,336	122	18,214	366
ADJUSTED EARNINGS	$73,029	$19,234	$175,799	$59,088

Millions of shares outstanding – basic	328.6	320.3	325.3	317.8
Adjusted earnings per share – basic	$0.22	$0.06	$0.54	$0.19

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase. Our accounting policy is to expense these exploration costs. To assist readers in comparing against companies which capitalize their exploration costs, we advise that included within Orla’s net income for each period are exploration and project costs which were expensed, as follows:

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Exploration & evaluation expense	$12,780	$13,653	$31,071	$25,046

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

FREE CASH FLOW

Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities. The Company believes market participants use Free Cash Flow to evaluate the Company’s operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS.

Included within the figures for the nine months ended September 30, 2025, are $798.5 million paid for the acquisition of Musselwhite Mine and $360.8 million received under the gold prepay arrangement.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Cash flow from operating activities	$123,348	$52,699	$625,235	$129,818
Cash flow from investing activities	(30,232)	(7,387)	(872,013)	(16,517)
FREE CASH FLOW	$93,116	$45,312	$(246,778)	$113,301

Millions of shares outstanding – basic	328.6	320.3	325.3	317.8
Free cash flow per share – basic	$0.28	$0.14	$(0.76)	$0.36

EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of costs related to exploration and to project development. Some of these costs have been expensed, while some of these have been capitalized, in accordance with our accounting policies. We believe this measure combining the two provides a more fulsome understanding to readers of the level of expenditures incurred on these activities during the period.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Exploration and evaluation expense	$12,780	$13,653	$31,071	$25,046
Expenditures on mineral properties and deferred stripping costs capitalized	25,997	3,710	55,780	10,689
EXPLORATION AND PROJECT DEVELOPMENT	$38,777	$17,363	$86,851	$35,735

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

CASH COST PER OUNCE, AND ALL-IN SUSTAINING COST (“AISC”) PER OUNCE

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. All-in Sustaining Cost is a performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Management believes that these two measures are useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

The Musselwhite Mine was acquired on February 28, 2025, and accounting rules require metal inventory on hand at acquisition date (February 28, 2025) to be valued on the books at fair value rather than historical cost which is ordinarily the case. Accordingly, Orla management concluded it would not be meaningful to readers to present cash costs and AISC for Musselwhite Mine for the one-month period ended March 31, 2025. The tables below exclude the costs of, and gold sales of, Musselwhite Mine for the period March 1 to March 31, 2025. Consequently, the year-to-date numbers presented in the table below have been adjusted to reflect Musselwhite’s contribution as of April 1, 2025.

	Three months ended September 30, 2025				Nine months ended September 30, 2025
	Camino Rojo	Mussel- white	Corporate	Total	Camino Rojo	Mussel- white	Corporate	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Cost of sales - operating costs	$21,594	$69,690	$—	$91,284	$64,177	$133,669	$—	$197,846
Inventory valuation adjustment at acquisition	—	—	—	—	—	(744)	—	(744)
Cost of sales - royalties	2,423	6,476	—	8,899	8,010	10,054	—	18,064
Silver sales	(5,288)	(234)	—	(5,522)	(17,764)	(498)	—	(18,262)
CASH COSTS	$18,729	$75,932	$—	$94,661	$54,423	$142,481	$—	$196,904
Office and administration	—	—	8,510	8,510	—	—	20,299	20,299
Share based payments (excl PSUs)	35	359	648	1,042	98	714	2,333	3,145
Accretion of ARO	131	580	—	711	391	1,366	—	1,757
Amortization of site closure asset	30	811	—	841	199	1,472	—	1,671
Purchase of equipment	485	7,104	—	7,589	1,454	7,993	—	9,447
Deferred stripping cost	4,083	—	—	4,083	4,083	—	—	4,083
Capitalized development	—	11,171	—	11,171	—	28,723	—	28,723
Lease payments	177	618	—	795	480	812	—	1,292
ALL-IN SUSTAINING COST	$23,670	$96,575	$9,158	$129,403	$61,128	$183,561	$22,632	$267,321

Ounces of gold sold	21,961	56,897	n/a	78,858	79,064	109,215	n/a	188,279

Cash cost ($ per ounce)	$853	$1,335	n/a	$1,200	$688	$1,305	n/a	$1,046
AISC ($ per ounce)	$1,078	$1,697	n/a	$1,641	$773	$1,681	n/a	$1,420

(note, the tables above exclude costs and gold sales for Musselwhite Mine for the period March 1 to March 31, 2025)

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

V.	SUMMARY OF QUARTERLY RESULTS

Production and sales of gold during each of the last eight quarters was as follows:

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Ounces gold produced	79,645	77,811	47,759	26,531	43,788	33,206	33,223	34,484
Ounces gold sold	78,857	78,909	46,356	33,288	38,265	34,875	32,046	31,300

The figures in the following table are based on the unaudited consolidated financial statements of the Company which were prepared in accordance with IFRS.

$ thousands	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Revenue	$274,973	$263,747	$140,670	$92,763	$99,307	$84,570	$67,278	$62,946
Cost of sales, including DD&A	(143,692)	(132,738)	(68,416)	(32,933)	(34,572)	(30,197)	(28,576)	(26,339)
Earnings from mining operations	131,281	131,009	72,254	59,830	64,735	54,373	38,702	36,607

Exploration & project expense	(12,780)	(9,412)	(8,879)	(9,549)	(13,653)	(6,649)	(4,744)	(9,316)
Office and administrative	(1,252)	(1,179)	(1,231)	(1,107)	(1,033)	(875)	(831)	(1,079)
Professional fees	(5,171)	(3,913)	(11,355)	(1,593)	(1,159)	(1,028)	(787)	(1,255)
Regulatory and transfer agent	(155)	(72)	(475)	(156)	(43)	(49)	(277)	(18)
Salaries and wages	(2,005)	(2,737)	(2,741)	(2,278)	(1,783)	(1,926)	(1,974)	(1,561)
Depreciation	(136)	(110)	(120)	(33)	(121)	(126)	(127)	(149)
Share based payments	(1,082)	(1,581)	(3,318)	(1,849)	(712)	(835)	(1,419)	(652)
Fair value adjustments on financial instruments	(16,740)	(3,000)	(80,725)	3,138	—	—	—	—
Foreign exchange and other	(441)	(4,281)	(2,443)	2,946	2,276	2,080	944	(608)
Impairment of exploration properties	—	—	—	—	—	—	—	(72,743)
Interest and finance income (costs)	(14,192)	(15,169)	(4,974)	806	170	3,648	(670)	(870)
Tax expense	(28,054)	(41,343)	(25,825)	(24,068)	(27,533)	(24,348)	(11,332)	(6,798)
Net income (loss)	$49,273	$48,212	$(69,832)	$26,087	$21,144	$24,265	$17,485	$(58,442)

Net income (loss) per share (basic)	$0.15	$0.15	$(0.22)	$0.08	$0.07	$0.08	$0.06	$(0.19)
Net income (loss) per share (diluted)	$0.14	$0.13	$(0.22)	$0.08	$0.06	$0.07	$0.05	$(0.19)

REVENUE AND COST OF SALES

During 2023 and 2024, gold sales have increased steadily from about 26,000 ounces per quarter to about 34,000 ounces per quarter. Commencing Q1 2025, gold sales increased to about 47,000 ounces following the acquisition of Musselwhite Mine, which added a month of its production. Since Q2 2025, gold sales increased to about 79,000 ounces per quarter after full quarterly production at Musselwhite Mine. Over the period Q3 2023 to Q3 2025, the price realized per ounce has increased from about US$1,900 per oz to over US$3,400 per oz, consistent with the increase in the price of gold.

Cost of sales has increased over time as a result of higher ounces sold, higher reagent consumption due to higher lifts on the leach pads, increased labour rates due to routine inflationary adjustments at Camino Rojo, and a general strengthening of the Mexican peso against the US dollar, although we did see the peso weaken from Q2 2024 to Q1 2025.

Increases in the depreciation component of cost of sales are due to ongoing capital expenditures and higher corresponding ounces sold following the acquisition of Musselwhite Mine.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

EXPLORATION EXPENSE

In Q3 2022, we acquired the South Railroad Project (part of the South Carlin Complex) and continued exploration activities there, with drilling mainly occurring from Q2 to Q4 each year due to weather. We remain heavily invested in Nevada exploration. In Q1 2024, exploration at Cerro Quema ceased, limiting costs mainly to holding expenses. Exploration expenses rose since Q1 2025 following the Musselwhite Mine acquisition.

ADMINISTRATIVE COSTS

Administrative costs and professional fees have generally increased with company activity, driven by Sarbanes-Oxley compliance (including more staff, new software, and higher audit fees) and additional staffing for ESG initiatives. The Q1 2025 spike in professional fees was mainly due to costs related to acquiring the Musselwhite Mine.

SHARE BASED PAYMENTS

Share-based payment expenses mainly depend on the number of stock options, RSUs, DSUs, and PSUs vesting each quarter. Grants usually occur in the first quarter, making expenses higher during that period.

INTEREST AND FINANCE COSTS

Interest and financing costs are primarily related to (a) a project loan and credit facilities used to fund the construction of the Camino Rojo Oxide Mine, (b) the obligations arising from our acquisition of the Musselwhite Mine.

We repaid the Fresnillo obligations in Q4 2023 and we repaid the entire Revolving Facility in Q4 2024. Consequently, interest and finance costs have trended lower over the past few quarters up until Q4 2024. Commencing Q1 2025, following the acquisition of Musselwhite Mine, interest and finance costs have increased again due to the drawdown of the increased credit facility, entering into the gold prepay arrangement, and the issuance of interest-bearing convertible notes.

TAX EXPENSE

We accrue income taxes and record deferred taxes each quarter. In common with all other mining companies operating in Mexico, the Company is subject to a Special Mining Duty (“SMD”) on earnings from mining operations, in addition to corporate income tax. Prior to 2025, the SMD tax rate was 7.5%, and increased to 8.5% in 2025.

Commencing Q1 2025, following the acquisition of the Musselwhite Mine in Canada, we expect increases in corporate tax expense and in Ontario mining tax expense.

FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS

As a result of the financings related to the purchase of the Musselwhite Mine, the Company has several new financial instruments. Movements in fair value of these financial instruments are recorded in profit or loss, and are driven by changes in gold price, Orla’s stock price, the implied volatility of Orla’s stock price, and USD/CAD exchange rates. Further details about our financial instruments are provided in the accompanying financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

VI.	THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

BALANCE SHEET

Although the Form requires inclusion of the December 31, 2024, balance sheet, we also compare results to June 30, 2025, as the acquisition of the Musselwhite Mine in Q1 2025 significantly changed our financial position. We believe providing a comparison to June 30, 2025 provides to readers a more meaningful discussion of changes in our balance sheet.

	September 30, 2025	June 30 2025	December 31 2024	Commentary on change since June 30
Cash	$326,920	$215,448	$160,849	Cash inflow from operating activities net of investments and financing obligations.
Other current assets	144,602	108,454	43,770	Increase primarily due to the reclassification of the Company’s redemption right asset (related to the convertible notes) to current assets and higher in-process inventory at Camino Rojo.
Property, plant and equipment	1,317,038	1,318,540	202,585	Decrease was primarily due to depletion and depreciation partly offset by mine development at Musselwhite and equipment additions.
Exploration and evaluation properties	181,948	181,993	181,993	No meaningful change from previous quarter
Other long term assets	3,031	36,850	9,152	Decrease was primarily due to the reclassification of the Company’s redemption right asset and long term inventory to current asset.
Current liabilities, excluding current portion of long term debt and deferred revenues	287,306	250,060	51,565	Increase is driven by the accrual of income taxes and the quarterly fair value adjustment of the (a) warrant liability, and (b) contingent consideration recognized in connection with the Musselwhite Mine acquisition, and an increase in the routine accrued expenses of Musselwhite Mine.
Long term debt (current and long term)	389,219	387,734	—	Increase was primarily due to the accretion of the convertible notes.
Deferred revenue (current and long term)	343,261	357,587	8,665	Reduction is due to deliveries made by the Company under the gold prepay arrangements, partially offset by accounting accretion.
Other long-term liabilities	380,270	368,064	30,674	Increase is driven by higher deferred income tax liabilities, higher site closure provision arising from remeasurement and changes in cost estimates and the quarterly fair value adjustment of contingent consideration.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

NET INCOME

	Three months ended September 30, 2025	Three months ended September 30, 2024	Commentary
Revenue	$274,973	$99,307

Increases in both costs and revenues this quarter over Q3 last year was primarily due to the acquisition of Musselwhite Mine which resulted in increases in revenues and costs across most income statement categories.

The increase in G&A was primarily due to costs associated with the acquisition of the Musselwhite Mine.

The increase in “other expenses” was the result of movements in the fair value of financial assets and liabilities most of which arose because of the acquisition.

Cost of sales	143,692	34,572
General and administrative	8,583	4,018
Exploration and evaluation	12,780	13,653
Other expenses (income)	32,591	(1,613)
Income taxes	28,054	27,533
Net income	$49,273	$21,144

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Commentary
Revenue	$679,390	$251,155	Increases in most income statement items were primarily due to the Musselwhite Mine acquisition in early 2025 which resulted in greater revenues and costs across all income and expense categories.
Cost of sales	344,846	93,345
General and administrative	32,286	11,765
Exploration and evaluation	31,071	25,046
Other expenses (income)	148,312	(5,108)
Income taxes	95,222	63,213
Net income	$27,653	$62,894

CASH FLOW

	Nine months ended September 30 2025	Nine months ended September 30 2024	Commentary
Operating	$625,235	$129,818	The increase is driven substantially by proceeds from the gold prepay arrangement executed during Q1 2025.
Investing	(872,013)	(16,517)	The increased outflow is due to cash paid upon the acquisition of Musselwhite Mine, expenditures on mineral properties and purchase of plant and equipment.
Financing	412,918	(28,637)	The increase inflow was primarily due to advances under the credit facility and the issuance of convertible notes which were all used to pay for the acquisition of the Musselwhite Mine in 2025.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

VII.	LIQUIDITY

At September 30, 2025, the Company has a Revolving Facility with a maturity date of August 27, 2027, and a Term Facility (as such terms are defined below) with a maturity date of February 26, 2028.

As of the date of this MD&A, the following amounts were outstanding –

•	$90 million on our revolving credit facility

•	$100 million term loan, and

•	$200 million in senior unsecured convertible notes

As of the date of this MD&A, we have obligations to deliver a total of 112,690 ounces of gold over a remaining 28-month period, to a syndicate of lenders.

Our current liabilities of approximately $442 million include $116 million of warrants which if exercised by the warrant holders will be settled in common shares, not cash. However, they are required to be presented as current liabilities under IAS 1 «Presentation of Financial Statements» because they are financial instruments which may be settled at the holder’s option. Current liabilities also includes approximately $135 million of deferred revenue which will be settled by the delivery of gold produced from the Company’s mines.

EXPECTED SOURCES OF CASH

We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand and metal sales, although we may also receive proceeds from exercises of options and warrants over that time.

CONTRACTUAL OBLIGATIONS

	Payments due by period
As at September 30, 2025 (thousands of US dollars)	Total	12 months or less	13 months to 36 months	37 months to 60 months	After 60 months
Purchase commitments	$24,698	$13,041	$11,657	$—	$—
Trade payables	28,895	28,895	—	—	—
Accrued liabilities	66,723	66,723	—	—	—
Lease commitments	24,840	10,041	13,831	968	—
Derivative liabilities	154,273	136,873	17,400	—	—
Convertible notes	170,174	—	—	170,174	—
Deferred revenue	343,261	134,978	199,253	—	9,030
Credit facility and related interest	285,256	85,602	199,654	—	—
Total contractual obligations	$1,098,120	$476,153	$441,795	$171,142	$9,030

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

VIII.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.
Fairfax Financial Holdings Limited, together with its subsidiaries	Shareholder with significant influence over the Company as a result of its existing and exercisable potential voting rights.

COMPENSATION TO KEY MANAGEMENT PERSONNEL WAS AS FOLLOWS:

	Nine months ended September 30
	2025	2024
Salaries and short-term incentive plans	$3,236	$2,647
Directors’ fees	423	449
Share based payments	1,654	1,629
	$5,313	$4,725

TRANSACTIONS

During the nine months ended September 30, 2025, the Company paid $4.0 million in interest on the convertible notes to Fairfax Financial Holdings Limited and its subsidiaries.

OUTSTANDING BALANCES AT THE REPORTING DATE

As at September 30, 2025, subsidiaries of Fairfax Financial Holdings Limited held $150.0 million in convertible notes and key management personnel estimated accrued short term incentive compensation totaled $1.2 million and is included in accrued liabilities (December 31, 2024 – $1.3 million).

During the period covered by this MD&A, and to the date of this MD&A, there are no other related party transactions or balances.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

IX.	CAPITAL RESOURCES

As of the date of this MD&A, the Company had available to it the following capital resources.

Cash	Approximately $327 million as of September 30, 2025
Credit Facility

$150 million under the Amended Revolving Facility and the $100 million Term Facility with a syndicate of lenders.

As of the date of this MD&A, the Term facility had been fully drawn, and the Amended Revolving Facility has $60.0 million undrawn amount.

Gold Prepay Arrangement	As of the date of this MD&A, the Gold Prepay had been fully funded by the banks and the Company has commenced making monthly deliveries pursuant to this Arrangement.
Convertible notes	Concurrent with the acquisition of the Musselwhite Mine, the Company issued Convertible Notes in an aggregate principal amount of $200 million.
Warrants

As of the date of this MD&A, the Company had approximately 33.1 million warrants outstanding, substantially as follows:

•      9.5 million exercisable at C$3.00 until December 18, 2026

•      23.4 million exercisable at C$11.50 until February 28, 2030, and

•      0.2 million exercisable at C$7.94 until February 23, 2026

Refer to section VII - LIQUIDITY above for current outstanding amounts in respect of the Revolving Facility, the Term Facility, and the senior unsecured convertible notes and to the notes of the accompanying unaudited condensed interim consolidated financial statements for details on payments and accruals during the period.

EQUITY

The Company filed a base shelf prospectus on September 15, 2025, which is valid for 25 months.

X.	OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

•	339,896,220 common shares

•	32,919,897 warrants

•	2,304,732 stock options

•	500,000 bonus shares

•	970,863 restricted share units

•	817,966 deferred share units

•	28,750,000 warrants of Contact, exercisable for 181,125 common shares or Orla

Further there are $200 million in senior unsecured convertible notes, which if all were converted could result in the issuance of 35.4 million common shares of the Company.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

Further details about these potentially issuable securities are provided in the notes to the accompanying unaudited condensed interim financial statements for the three and nine months ended September 30, 2025.

XI.	OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

XII.	PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

XIII.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

During the year, we adopted a new accounting policy for derivatives designated as cash flow hedges. Under this policy, the Company formally documents the hedging relationship at inception and assesses hedge effectiveness both initially and on an ongoing basis. The effective portion of changes in fair value of qualifying hedges is recorded in other comprehensive income and accumulates in a hedge reserve, while any ineffective portion is recognized in profit or loss. Amounts accumulated in the hedge reserve are reclassified to profit or loss when the hedged item affects earnings or included in the cost of a non-financial asset or liability when applicable. We discontinue hedge accounting prospectively when the hedging relationship no longer qualifies, and any remaining balance in the hedge reserve is reclassified according to the expected outcome of the forecast transaction.

IFRS 18, PRESENTATION AND DISCLOSURE IN FINANCIAL STATEMENTS

In April 2024, the IASB issued a new IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1. The new guidance is expected to improve the usefulness of information presented and disclosed in the financial statements of companies. IFRS 18 introduces the following key changes:

•	IFRS 18 introduces a defined structure for the statement of income (loss) composed of operating, investing, financing categories with defined subtotals, such as operating earnings (loss), earnings (loss) before financing and income taxes and net earnings (loss) for the year. The new guidance also requires disclosure of expenses in the operating category by nature, function or a mix of both on the face of the statement of income (loss).

•	Disclosures on management defined performance measures (“MPMs”) - IFRS 18 requires companies to disclose definitions of company-specific MPMs that are related to the statement of income (loss) and provide reconciliations between the MPMs and the most similar specified subtotals within the statement of income (loss) in a single note.

•	Aggregation and disaggregation (impacting all primary financial statements and notes) - IFRS 18 sets out enhanced guidance on the principles of how items should be aggregated based on shared characteristics. The changes are expected to provide more detailed and useful information to investors.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

We are currently assessing the impact of this new IFRS accounting standard on our consolidated financial statements.

XIV.	CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying condensed interim consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying unaudited consolidated financial statements are presented in our audited financial statements for the year ended December 31, 2024.

In preparing the accompanying condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2024.

However, our acquisition of the Musselwhite Mine in Q1 2025 required us to make additional judgements and estimates as follows.

SIGNIFICANT NEW ACCOUNTING JUDGEMENTS

BUSINESS COMBINATION ASSESSMENT

Management exercised judgement in determining that the acquisition of Musselwhite Mine met the definition of a business under IFRS 3 «Business Combinations», which resulted in the recognition of identifiable assets acquired and liabilities assumed.

CLASSIFICATION OF THE GOLD PREPAY ARRANGEMENT:

In connection with the acquisition, the Company entered into a gold prepay arrangement whereby an upfront cash payment was received in exchange for the future delivery of gold ounces. We determined that this arrangement represented a contract liability (in other words, a deferred revenue) under IFRS 15, rather than a financial liability under IFRS 9, based on the contractual obligation to deliver physical gold.

COMPONENTIZATION OF THE CONVERTIBLE NOTES

The Company issued convertible notes as part of the financing for the acquisition. Based on our analysis of the terms of the convertible notes, we determined that the instrument should be separated into four components: (i) a host debt liability measured at amortized cost, (ii) a derivative liability for the investor’s conversion feature, (iii) a derivative asset for the Company’s redemption right, and (iv) warrants, which we classified as a financial liability. Judgement was required in identifying and classifying each component under IFRS 9 and IAS 32.

FUNCTIONAL CURRENCY

Judgement was applied in determining the functional currency of Musselwhite Mine in accordance with IAS 21 «The Effects of Changes in Foreign Exchange Rates», based on the currency that most faithfully represents the primary economic environment in which Musselwhite Mine operates.

As a result of the financing components undertaken by the parent entity, we also applied judgement in considering and reassessing the functional currency of the parent entity.

Hedge accounting designation

Significant judgment is required in determining whether the forecast Canadian dollar expenditures are highly probable and eligible for hedge accounting, and in assessing whether the designated forward contracts are expected to be highly effective in offsetting changes in the related cash flows.

KEY SOURCES OF ESTIMATION UNCERTAINTY

FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

The valuation of each of the components of the convertible notes, and of the gold prepay arrangement, involved complex models using unobservable (“Level 3”) inputs, including discount rates, share price volatility, expected lives, and estimated costs of capital, and credit spreads. These estimates could change significantly as market conditions change.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

Fair value measurement of derivative instruments designated as cash flow hedges

The fair value of the currency forward contract derivatives is determined using observable forward exchange rates and discount rates at the reporting date. However, the ultimate amount that will be reclassified from other comprehensive income to inventory or profit or loss is subject to estimation uncertainty, as it will depend on the actual exchange rates and the timing and amount of expenditures at the dates of settlement.

REVENUE RECOGNITION OF THE GOLD PREPAY ARRANGEMENT

The timing and amount of revenue recognized from the gold prepay is based on estimated future delivery schedules, and discount rates used in the computation of the deferred revenue liability.

MINERAL RESERVES AND RESOURCES

Estimates of mineral reserves and resources for the Musselwhite Mine were incorporated into our life-of-mine models and are subject to periodic updates. These estimates impact future depreciation and the valuation and timing of site closure obligations.

REHABILITATION AND CLOSURE PROVISIONS

Site closure obligations were remeasured as of the acquisition date at fair value. These estimates involve assumptions regarding timing and cost of closure activities, inflation rates, currency rates, and discount rates.

DEFERRED INCOME TAXES

The recognition of deferred tax liabilities on temporary differences was based on estimates of the underlying tax bases of Musselwhite Mine. Our assessments of the recoverability of any deferred tax assets arising from the acquisition were based on our views of future taxable income and will in future consider additional tax planning strategies. These estimates are sensitive to changes in metal prices, production volumes, and changes in Canadian tax laws and rates.

XV.	FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk, and liquidity risk, through its use of financial instruments. The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.

We do not ordinarily acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

As part of or during the Musselwhite acquisition, the Company issued a number of financial instruments. These are detailed in note 15 of the accompanying unaudited condensed interim consolidated financial statements.

XVI.	INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in ICFR during the quarter ended September 30, 2025, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management continues to advance the integration of Musselwhite’s accounting and reporting systems into the Company’s consolidated control environment and to enhance documentation of Musselwhite Mine’s controls in support of SOX 404 compliance.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

XVII.	CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “Indicated mineral resources”, “measured mineral resources”, and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on mineral reserves and mineral resources adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Standards. Accordingly, mineral reserve and mineral resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Forward-looking statements include, but are not limited to, statements regarding: the impact of the pit wall event on the Company’s operations; the Company’s estimates of material to be removed from the north wall of the pit, including the strip ratio, expected grade, the stacking of such material on the heap leach, tonnage, and the extent of the pushback; the Company’s revised 2025 guidance, including production and AISC; proposed exploration plans and the expected results, cost, and timing thereof; statements based on exploration and metallurgical results; timelines for receipt of any required agreements, approvals, or permits, including the MIA at Camino Rojo and the timing of permitting, construction, and production at South Railroad; the prospectivity and development of the Company’s projects; mine life extension; mineral resource and reserve growth and updates; the timing of the Feasibility Study for South Railroad and PEA for Camino Rojo; statements regarding the Company’s review of potential criminal activity involving Camino Rojo; and the Company’s objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the impact of the pit wall event on the Company’s operations at Camino Rojo; future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company’s Credit Facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to successfully integrate the Musselwhite Mine; the Company’s ability to obtain financing as and when required and on reasonable terms; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company’s indebtedness and gold prepayment; risks related to exploration, development, and operation activities, including the Company’s ability to remediate the impact of the pit wall event at Camino Rojo; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; and other risks associated with executing the Company’s objectives and strategies.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Annual Information Form, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca and the Company’s documents filed with, or furnished to, the SEC, which are available through EDGAR at www.sec.gov.

XVIII.	RISKS AND UNCERTAINTIES

For more extensive discussion on risks and uncertainties, refer to the Annual Information Form for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.

The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company's forward-looking information, which could materially affect the Company's business, results of operations, financial condition, and Company’s share price.

ESTIMATES OF MINERAL RESOURCES AND MINERAL RESERVES AND PRODUCTION RISKS

The figures for mineral reserves and mineral resources contained in the Company’s public disclosure record are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized, or that mineral reserves or mineral resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations, and financial condition.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual mineral reserves or mineral resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and mineral resources may have a material adverse effect on the Company’s future cash flows, results of operations, and financial condition.

INDEBTEDNESS AND GOLD PREPAY

As of the date of this MD&A, the Company had indebtedness and delivery obligations under a gold prepayment facility as discussed above in section IX Liquidity. This indebtedness and the gold prepay obligations will impact the portion of the Company’s cash flow available for other business opportunities by (i) reducing the available cash flow, and (ii) allocating a significant portion of the remaining cash flow to service principal and interest payments. The Company’s ability to meet these obligations will depends on its future performance, which is subject to a variety of risks, including economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures or produce sufficient gold ounces to meet its obligations under the gold prepayment. If the Company is unable to generate such cash flow or meet its gold delivery obligations, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness or the gold prepayment will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the documents required to consummate such indebtedness and gold prepayment require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. Furthermore, a failure to comply with these covenants and ratios would likely result in an event of default under such agreements and may allow the lenders or providers to accelerate the Company’s obligations, which could materially and adversely affect the Company’s business, financial condition, and results of operations, as well as the market price of the Company’s securities.

EXPLORATION, DEVELOPMENT, AND PRODUCTION RISKS

The business of exploring for minerals, development, and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

On July 23, 2025, Camino Rojo experienced an uncontrolled material movement on the temporary north wall within the open pit. Ramp access to the pit remained unaffected but open pit mining operations were temporarily suspended while the Company undertook a geotechnical assessment to support a safe action plan and restart of in-pit mining activities. As a result of the pit wall event, the Company revised its 2025 guidance. See section III – Discussion of Operations – Camino Rojo Operational Update for additional information.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience, and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

FOREIGN COUNTRY AND POLITICAL RISK

Certain of the Company’s mineral properties are located in Mexico and the United States. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

A significant portion of the Company’s operations are currently conducted in Mexico. Violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported, and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity can affect communities in the vicinity of the Company’s operations. Such incidents may prevent access to the Company’s mines or offices; halt or delay operations and production; result in harm to employees, contractors, visitors, or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect the Company’s ability to conduct business. Additionally, the Company’s security measures employed in response to criminal activities may give rise to further risks if not carried out consistently with international standards relating to the use of force and respect for human rights. The Company can provide no assurance that criminal activities and related security incidents, in the future, will not have a material adverse effect on its operations.

In addition, on February 20, 2025, the U.S. State Department designated certain criminal organizations as Foreign Terrorist Organizations (FTOs) and Specially Designated Global Terrorists (SDGTs) under applicable US anti-terrorism laws. On the same day, the Government of Canada designated a similar list of organizations as terrorist groups under Canadian criminal law. These designations included a number of cartels operating in Mexico and more specifically in the vicinity of the Company’s operations. The designations, which make it unlawful to provide material support or resources to the designated entities, further expose companies that transact with the designated entities to severe criminal, civil and regulatory consequences. Due to the pervasive presence of these criminal organizations in Mexico – as well as such groups’ use of threats of extortion, violence, or kidnapping – the Company’s policies, internal controls, security, and training may not be sufficient to address the risk of such organizations infiltrating the Company’s operations or third-party organizations, suppliers, vendors or other service providers. Failure to comply with U.S., Canadian or other similar foreign legislation could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations by Canadian, U.S., or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations. As a result, the Company faces a significant risk of liability from its operations in Mexico given the pervasive presence of the cartels in the region in which it operates.

As part of addressing labor practices at the Company’s Camino Rojo mine in Mexico, the Company is reviewing potential criminal activity at the mine and has voluntarily notified the Office of the Attorney General in Mexico, the Royal Canadian Mounted Police in Canada and the Department of Justice in the United States and is cooperating with these authorities. For additional information, see section III – Discussion of Operations –A. Camino Rojo, Mexico – Regulatory Matters.

The introduction of new tax laws, regulations, or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

New rules and regulations, or amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company does not carry political risk insurance.

PERMITS AND LICENSES

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. In addition, the timing of permits is uncertain and processing times may be negatively affected by unforeseen circumstances. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

At Camino Rojo, the Company has experienced permitting delays and denials by the Mexican federal environmental authority, SEMARNAT, in connection with the amendments to the MIA required for the mine as set forth in the current technical report for the property. Protracted delays in obtaining the amendments to the MIA may require the Company to revise mine plans or curtail expected production, which could materially adversely affect Camino Rojo’s operations.

GOVERNMENT REGULATION

The exploration, development, and mining activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters. Exploration, development, and mining activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. New rules and regulations, or amendments to current laws and regulations or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration, development, and mining operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that new regulations, laws, and permits, or future changes in environmental regulations, laws, and permits, or more stringent implementation thereof will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development, or mining of mineral properties.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

SURFACE RIGHTS

There are four ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that are used by the Company for the open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the Ejido San Tiburcio. Currently, the Company has the legal possession of such lands until 2043. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and, on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

Access to the Company’s South Railroad Project and certain mineral properties at the project are or will be governed by surface use agreements or other forms of access rights or agreements such as easements and rights-of-way. Failure to meet or otherwise satisfy required contractual obligations and make payments with respect to such agreements and rights or to otherwise obtain such agreements or rights may result in loss of access to the project or to certain mineral properties.

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico, the United States and Canada is a detailed and time-consuming process. The Company cannot guarantee title to its mineral tenures and can provide no assurances that there are no title defects affecting its properties. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects. If any claim or challenge is made regarding title, the Company may be subject to monetary claims or be unable to develop properties as permitted or to enforce its rights with respect to its properties.

The Musselwhite Mine claims, tenures, leases, titles, and other real property may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate the Musselwhite Mine or to engage in other related activities. Accordingly, the Musselwhite Mine is subject to the risk that one or more groups may oppose the continued operation, further development, or new development or exploration of the Musselwhite Mine. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities at the Musselwhite Mine.

OUR ACTIVITIES MAY BE ADVERSELY AFFECTED BY NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE, OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

The Company has assumed certain liabilities and risks as part of its acquisitions, including Musselwhite. There may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing due diligence investigations in connection with such acquisitions or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

GLOBAL FINANCIAL CONDITIONS

Global financial and political instability, including ongoing hostilities in Ukraine, sanctions on Russia and Belarus, trade tariffs, credit risk, and high market volatility, continue to drive uncertainty and commodity price fluctuations. These external factors may impact demand for metals like gold and silver, credit availability, investor confidence, inflation, energy costs, tax rates, employment, interest rates, and overall financial market liquidity, all of which could adversely affect the Company’s operations and business conditions. These factors may also impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the price of the Common Shares could be adversely affected.

In particular, the imposition of protectionist or retaliatory trade tariffs by countries may impact our ability to import materials needed to conduct our operations, construct our projects, or to export our products at prices that are economically feasible. On February 1, 2025, the President of the United States signed an executive order which introduced tariffs on imports from countries, including Canada and Mexico. In response, a number of foreign governments announced retaliatory tariffs on imports from the United States. Subsequently, certain of these tariffs have been delayed, lifted, adjusted, or reimposed, creating substantial uncertainty as to whether tariffs will be applied and, if so, the rates that will apply.

The Company believes its revenues will be largely unaffected by the tariffs as it has flexibility where its gold production is refined. The Company is reviewing its exposure to the potential tariffs and is considering alternatives to inputs sourced from suppliers that may be subject to tariffs. Labour, contractors, and energy are locally sourced and are not expected to be directly affected. The Company continues to monitor developments and will take steps to limit the impact of such tariffs as appropriate.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations, or the Company’s property development or operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2025	United States dollars unless otherwise stated

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to anti-corruption and anti-bribery, as well as business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.